BB

SECURITII [barcode] ISSION

03013145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 32131

PROCESSING SECTION MAR 28 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING January 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Pennsylvania Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Shoemaker Road
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony A. Buford, Jr. (215) 354-0950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris J. Cohen & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1601 Market Street, suite 2525 (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony A. Buford, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Pennsylvania Group, Inc., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth Myers
Commission # CC 913911
Expires Feb. 27, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Page 1 and 2

January 31, 2003

THE PENNSYLVANIA GROUP, INC.
CONTENTS
January 31, 2003

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Pennsylvania Group, Inc.

We have audited the financial statements of The Pennsylvania Group, Inc. for the year ended January 31, 2003 and have issued our report thereon dated February 25, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information as listed in the foregoing table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, our audit included a review of the accounting systems, the internal accounting control and the procedures for safeguarding securities, and such tests thereof for the period since the prior audit date (January 31, 2002), and of the accounting records and such other auditing procedures as we considered necessary in the circumstances. Our audit complied with the audit requirements prescribed by the Securities and Exchange Commission.

Morris J. Cohen & Co., P.C.

February 25, 2003

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

ASSETS

Line		Allowable	Non-Allowable	Total
1.	Cash	$ 6,222		$ 6,222
2.	Receivables from brokers and dealers	317,397	$ 4,610	322,007
3.	Receivables from non-customers		9,613	9,613
4.	Securities owned, at market value	15,816		15,816
5.	Securities and /or other investments not readily marketable:			
	B. At estimated fair value		18,900	18,900
10.	Property, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization		6,038	6,038
11.	Other assets		5,821	5,821
12.	Total assets	$339,435	$44,982	$384,417

These financial and operational combined uniform single reports are subject to the auditors' report.

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

LIABILITIES AND OWNERSHIP EQUITY

Line	A.I. Liabilities	Non A.I. Liabilities	Total
17. Accounts payable, accrued liabilities, expenses and other	$170,944		$170,944
20. Total liabilities	$170,944		170,944
23. Corporation			
B. Common stock			1,180
C. Additional paid-in capital			84,857
D. Retained earnings			127,436
24. Total ownership equity			213,473
25. Total liabilities and ownership equity			$384,417

These financial and operational combined uniform single reports are subject to the auditors' report.

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

The Pennsylvania Group, Inc.
Year Ended January 31, 2003

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
The Pennsylvania Group, Inc.

We have audited the Financial and Operational Combined Uniform Single Report of The Pennsylvania Group, Inc. for the year ended January 31, 2003 and have issued our report thereon dated February 25, 2003. In planning and performing our audit of the financial statements and supplemental schedules of The Pennsylvania Group, Inc. (the Company), for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris J. Cohen & Co., P.C.

February 25, 2003